82-34672

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.



03050604

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

May 13, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 13, 2003 Stock Exchange Announcement – Notice of Results

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

dlw 5/20

Enclosures
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:052003
18031915-12.doc

REG-Electrocomponents Notice of Results

RNS Number:0503L
Electrocomponents PLC
13 May 2003

Electrocomponents plc

Electrocomponents plc will announce its preliminary results for the year ended 31 March 2003 on 29 May 2003 and the Board of Directors will meet that morning for the purpose of declaring a dividend.

CARMELINA CARFORA

Group Company Secretary

13 May 2003

END

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